UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 23, 2010

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01. Completion of Acquisition or Disposition of Assets.

On December 23, 2010, NTS Realty Holdings Limited Partnership (the "Company") announced that it completed the acquisition of a multifamily property located in Sanford, Florida (near Orlando, Florida in Seminole County), commonly known as Plantation Lakes Apartments (the "Property").

As previously disclosed, the Company entered into an agreement on December 3, 2010, to acquire the Property. On December 9, 2010, the Company formed LE Central Holdings, LLC ("LE Central"), a Delaware limited liability company and wholly owned subsidiary of the Company, and LE Central formed Lakes Edge Apartments, LLC ("Lakes Edge"), a Delaware limited liability company wholly owned by LE Central. Lakes Edge purchased the Property from CORAC, LLC, a Delaware limited liability company not affiliated with the Company. LE Central will serve as the sole manager of Lakes Edge. Lakes Edge has appointed NTS Management Company, an affiliate of the Company, as the property manager for the Property. The Company intends to market the Property as "Lakes Edge Apartments" on a going forward basis.

A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 2.01 disclosure by reference. The applicable material contracts are also attached to this Current Report on Form 8-K as Exhibit 10.1 and 10.2.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: N/A
(b)   Pro Forma Financial Information: N/A
(c)   Shell Company Transactions: N/A
(d)   Exhibits:
      10.1   Purchase and Sale Agreement
      10.2   First Amendment to Purchase and Sale Agreement
      99.1   Press release of NTS Realty Holdings Limited Partnership, dated December 23, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

By:



Name: Gregory A. Wells
Title: Executive Vice President and CFO
Date: December 27, 2010

REAL ESTATE PURCHASE

AND SALE AGREEMENT

by and between

CORAC, LLC, a Delaware limited liability company

As Seller

and

NTS REALTY HOLDINGS LIMITED PARTNERSHIP, a Delaware limited partnership

As Purchaser

Dated as of December 3, 2010

for

Plantation Lakes Apartments, Sanford, Florida

REAL ESTATE PURCHASE AND SALE AGREEMENT

Summary Statement

This Summary Statement is attached to and made a part of that certain Real Estate Purchase and Sale Agreement by and between the Seller and Purchaser referenced below.

1.	DATE OF AGREEMENT:	December 3, 2010
2.	SELLER:	CORAC, LLC
3.	PURCHASER:	NTS REALTY HOLDINGS LIMITED PARTNERSHIP
4.	PROPERTY ADDRESS:	1000 Plantation Lakes Circle Sanford, Florida 32771
5.	PURCHASE PRICE:	$37,200,000.00
6.	EARNEST MONEY:	$800,000.00, to be deposited as follows:
	a. Initial Deposit	$400,000.00 (due on December 7, 2010)
	b. Approval Deposit	$400,000.00 (within one (1) Business Day of the Approval Date)
	c. Extension Deposit	$250,000.00 (on or before December 20, 2010)
7.	APPROVAL DATE:	December 17, 2010
8.	CLOSING DATE:	On or before December 27, 2010 (unless extended as provided herein)
9.	TITLE COMPANY:	Commonwealth Land Title Insurance Company (or another title insurance company approved by Purchaser and Seller)
10.	PURCHASER'S ADDRESS:	NTS Development Company 10172 Linn Station Road Louisville, Kentucky 40223 Attn: Neil A. Mitchell, Senior Vice President Telephone: 502-426-4800 x212 Fax: 502-426-4994 E-Mail: nmitchell@ntsdevco.com
	With a Copy to:	Rosann D. Tafel, Esquire NTS Development Company

10172 Linn Station Road
Louisville, Kentucky 40223
Telephone: 502-426-4800 x153
Fax: 502-426-4994
E-Mail: rtafel@ntsdevco.com

11.   SELLER'S ADDRESS: CORAC, LLC
c/o CIGNA Investment Management
900 Cottage Grove Road
Wilde Building, A4-CRI
Hartford, CT 06103
Attn: Terri Wertman
Telephone: 860-226-8819
Fax: 860-226-8850
E-mail: terri.wertman@cigna.com

With a copy to:

CIGNA Corporation
Investment Law Department
900 Cottage Grove Road
Wilde Building, A5LGL
Hartford, CT 06103
Attn: Alan Innes, Esq.
Telephone: 860-226-8935
Fax: 860-226-8942
E-Mail: alan.innes@cigna.com

REAL ESTATE PURCHASE AND SALE AGREEMENT

THIS REAL ESTATE PURCHASE AND SALE AGREEMENT ("**Agreement**") is made and entered into as of December 3, 2010 (the "**Date of Agreement**") by and between (i) **CORAC, LLC**, a Delaware limited liability company ("**Seller**") and (ii) **NTS REALTY HOLDINGS LIMITED PARTNERSHIP**, a Delaware limited partnership ("**Purchaser**").

RECITALS

A.   Seller is the owner of certain real property legally described in **Exhibit A** attached hereto (the "**Land**") and all buildings, fixtures and other improvements situated on the Land (collectively, the "**Improvements**"), which Land and Improvements are described generally on **Line 4** of the preceding Summary Statement attached to and incorporated into this Agreement (the "**Summary Statement**").

B.   Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Land and the Improvements, together with all of the other property and interests described in **Section 1** below, subject to the terms and conditions contained herein.

AGREEMENTS

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser agree as follows:

1.   AGREEMENT FOR PURCHASE AND SALE.

Seller agrees to sell, and Purchaser agrees to purchase, subject to the terms and conditions contained herein, the Land and the Improvements, together with:

(a)   (i) all liberties, privileges, hereditaments, easements, interests, and appurtenances, if any, owned by Seller and in any way belonging or appertaining to the Land and the Improvements and (ii) all of Seller's right, title and interest, if any, in and to all adjoining streets, alleys, roads, passages and public ways (collectively, the "**Appurtenant Rights**"); and

(b)   all equipment and fixtures owned by Seller attached to the Improvements and all personal property owned by Seller, if any (the "**Personal Property**"), in each case located at and used in connection with the ownership, operation and maintenance of the Land or the Improvements including, but not limited to: (i) any trademarks, trade names, domain names, websites, internet addresses, logos and other means of property identification associated with the Land or the Improvements; and (ii) all other intangible property associated with the Land or the Improvements including, without limitation, all telephone numbers associated with on-site management and leasing and all tenant files pertaining to the leasing operation of the Seller; and

(c)   all of the interests of the landlord in, to and under all leases, tenancies and rental or occupancy agreements granting possessory rights in, on or covering the Land or Improvements, to tenants as tenants only, together with all modifications, extensions, amendments and guarantees thereof, regarding all of the tenants and occupants set forth in **Exhibit B** attached hereto, together with such other leases of the Improvements as may be made prior to Closing in accordance with the terms of this Agreement (collectively, the "**Leases**"); and

(d)   to the extent assignable, all of Seller's right, title and interest in and to contracts, agreements, guarantees, warranties and indemnities listed in **Exhibit C** attached hereto which shall survive Closing and by which Purchaser will be bound (collectively, the "**Contracts**").

The Land, Improvements, Appurtenant Rights, Personal Property, Leases and Contracts are collectively referred to herein as the "**Property**."

2.   PURCHASE PRICE.

The purchase price for the Property (the "**Purchase Price**") shall be the amount set forth in **Line 5** of the Summary Statement. Purchaser shall pay the Purchase Price, plus or minus prorations and adjustments provided for herein, to Escrow (as such term is defined in **Section 5** of this Agreement) in cash on or before 2:00 p.m. (Eastern time) on the Closing Date (as hereinafter defined).

3.   EARNEST MONEY.

(a)   On or before December 7, 2010, Purchaser shall deposit into the Escrow (as hereinafter defined) by wire transfer of federal funds the amount set forth in **Line 6(a)** of the Summary Statement as an initial earnest money deposit (the "**Initial Deposit**").

(b)   Within one (1) Business Day following the Approval Date, Purchaser shall deposit into Escrow by wire transfer of federal funds the amount set forth in **Line 6(b)** of the Summary Statement as an additional earnest money deposit (the "**Approval Deposit**"). Purchaser's failure timely to deposit the Approval Deposit shall constitute a default by Purchaser hereunder and Seller shall have the remedies provided in **Section 16(a)** of this Agreement.

(c)   The Initial Deposit, Approval Deposit and, if applicable, the Extension Deposit (as defined in Section 4 hereof) (to the extent each such deposit was made by Purchaser hereunder) shall be referred to as the "**Earnest Money**." The Earnest Money shall be invested in an interest-bearing account and, except as otherwise provided herein, all interest earned on the Earnest Money shall remain the property of and be paid to Purchaser. If the transaction contemplated by this Agreement does not close, the Earnest Money shall be handled in accordance with the terms of this Agreement.

4.   CLOSING.

Subject to terms and conditions of this Agreement, the closing of the transaction contemplated by this Agreement (the "**Closing**") shall take place on the date set forth on **Line 8** of the Summary Statement (the "**Closing Date**") in escrow with the Title Company. On the

Closing Date, Seller and Purchaser shall perform their obligations under **Sections 10(b) and 10(c)** of this Agreement, respectively, the performance of which obligations shall be concurrent.

Purchaser shall have a one-time right to extend the Closing Date to January 14, 2011 (the "**Extended Closing Date**"), upon written notice to Seller given not later than December 20, 2010, and as a condition to granting such extension, Purchaser shall deposit into Escrow by wire transfer of federal funds the amount set forth in **Line 6(c)** of the Summary Statement as an extension deposit (the "**Extension Deposit**").

5.   ESCROW.

This transaction shall be closed through an escrow established with the Title Company in accordance with escrow instructions in the form attached hereto as **Exhibit E** (the "**Escrow**"). Upon the creation of the Escrow, anything herein to the contrary notwithstanding, the transfer and conveyance of the Property, the payment of funds and the delivery of the Closing Documents (as defined below) and other documents required to close the transaction contemplated by this Agreement shall be made through the Escrow.

6.   TITLE, SURVEY.

(a)   On or before December 8, 2010, Purchaser shall obtain at its own cost and expense an ALTA form title commitment (with Florida modifications) (the "**Title Commitment**") for an owner's title insurance policy issued by the title company identified in **Line 9** of the Summary Statement (the "**Title Company**"), to be in the amount of the Purchase Price, covering title to the Property. On or before December 13, 2010, Seller shall provide Purchaser with a survey of the Land in form and content acceptable to Purchaser and the Title Company so as to permit the Title Company to remove the survey exception from the owner's title insurance policy (the "**Survey**"). Promptly after receipt of each of the Title Commitment and the Survey, Seller and Purchaser shall provide copies thereof to each other.

On or before December 17, 2010 (the "**Title Objection Date**"), Purchaser will notify Seller in writing (the "**Exception Notice**") as to those title exceptions listed in the Title Commitment or matters reflected on the Survey to which Purchaser objects, provided, however, that Purchaser may not object to the following:

(i)   liens for taxes and special assessments, in each case not yet due and payable or due and payable but not yet delinquent, with respect to the Land and Improvements;

(ii)   the Leases;

(iii)   Any applicable zoning regulations and ordinances, provided the same do not prohibit or impair in any material respect use of the Land and Improvements as currently operated and constructed;

(iv)   Any rights of utility companies to lay, maintain, construct and/or repair pipes, lines, poles, conduits, cables, boxes and related equipment upon, under and above the Land, to the extent the same do not materially impair the use of the Property as currently operated;

(v)   Any minor variations between tax lot lines and lines of record title; and

(vi)   Any minor encroachments.

The foregoing matters, together with any other encumbrances, title exceptions or conditions with respect to the Land and Improvements that are not timely objected to by Purchaser in the Exception Notice or the Gap Notice, as applicable, or that Purchaser is deemed to have waived in accordance with this Agreement shall be referred to as the "**Permitted Exceptions.**"

If Purchaser fails to provide Seller the Exception Notice on or before the Title Objection Date, the title exceptions listed in the Title Commitment and any update thereof and the matters reflected on the Survey and any update thereof shall be deemed to be Permitted Exceptions and Purchaser shall be deemed to have waived its right to object to such exceptions and matters. Seller shall have the right, but not the obligation, until the sooner of (x) the Closing Date, or (y) the date which is ten (10) days after the date Seller receives the Exception Notice (the sooner of which is hereinafter referred to as the "**Title Clearance Date**"), which date may extend beyond the Approval Date, to have such title exceptions other than Permitted Exceptions (collectively, the "**Unpermitted Exceptions**") removed from the Title Commitment. If Seller fails on or before the Title Clearance Date to provide written notice to Purchaser and to reasonably demonstrate to Purchaser that the Unpermitted Exceptions have been removed, then Purchaser shall, as its sole remedy, have the option (the "**Title Election**") to either (i) terminate this Agreement, in which case the parties hereto shall have no further obligations hereunder (except for obligations that are expressly stated herein to survive the termination of this Agreement), and receive a return of the Earnest Money, or (ii) proceed with Closing. If Purchaser fails to notify Seller of its Title Election by the earlier of the Closing Date or five (5) days after the Title Clearance Date, Purchaser shall be deemed to have elected to proceed with the Closing, as set forth in subclause (ii) above. Notwithstanding the foregoing, Seller, at Seller's sole cost and expense, shall be obligated to release and discharge of record, on or before the Closing Date, any liens or encumbrances created by Seller. Seller may use all or any portion of the Purchase Price to satisfy its obligations under this Section.

Purchaser may, at or prior to Closing, notify Seller in writing (a "**Gap Notice**") of any objections to Seller's title to the Land and Improvements (a) raised by the Title Company between the effective date of the Title Commitment and the Closing, and (b) not previously disclosed by the Title Company; provided that Purchaser must notify Seller of such objection to title within three (3) days after receiving written notice thereof from the Title Company of the existence of such exception. If Purchaser sends a Gap Notice to Seller, Purchaser and Seller shall have the same rights and obligations with respect to such notice as apply to Title Objections above.

(b)   Intentionally Omitted.

7.   DUE DILIGENCE PERIOD.

(a)   During the period (the "**Inspection Period**") from the Date of Agreement through the Approval Date identified in **Line 7** of the Summary Statement (the "**Approval Date**"),

(A) Seller shall permit Purchaser to examine, at reasonable times, the books and records in Seller's possession or control relating to the Property, (B) Purchaser shall have the right, at reasonable times, to (I) inspect the Land, Improvements, Appurtenant Rights and Personal Property, (II) review the Leases and the Contracts, and (III) conduct non-invasive environmental audit or audits of the Property (with copies of the reports relating to such audits delivered to Seller when completed), and (C) Purchaser shall be given reasonable access to the Property for the purpose of making such tests, inspections and investigations. All of the foregoing inspections, reviews, interviews, tests, investigations and studies to be conducted under this **Section 10(a)** by Purchaser shall be subject to the following:

(i) Such studies, tests, inspections, interviews, reviews and investigations shall take place during normal business hours upon reasonable notice to Seller or its designated agents and Seller's consent (which may be withheld in its sole discretion) shall be required prior to the performance of any drilling, boring or other invasive testing or procedures. Seller shall be entitled to be present during any investigation, interview, inspection, testing or other visit to the Land and Improvements;

(ii) In the event the Closing does not occur, Purchaser shall promptly return to Seller any documents obtained from Seller or Seller's agents (and return or destroy any copies thereof);

(iii) Purchaser shall not suffer or permit any lien, claim or charge of any kind whatsoever to attach to the Property or any part thereof; and

(iv) Such tests, investigations and studies shall be at Purchaser's sole cost and expense and shall not unreasonably interfere with the operation of the Property and shall be subject to the rights of tenants. In the event of any damage to the Property caused by Purchaser, its agents, engineers, employees, contractors or surveyors (including without limitation pavement, landscaping and surface damage), Purchaser shall restore or pay the cost incurred by Seller to restore the Property to the condition existing prior to the performance of such tests, investigations or studies; such obligation shall survive the termination of this Agreement.

Purchaser shall defend, indemnify and hold Seller harmless from any and all liability, cost and expense (including without limitation reasonable attorneys' fees, court costs and costs of appeal) suffered or incurred by Seller for death or injury to persons or property caused by or arising out of Purchaser's reviews, interviews, investigations, tests, studies and inspections of the Property; such obligation shall survive the Closing or the earlier termination of this Agreement. Prior to commencing any such tests, studies and investigations, Purchaser shall furnish to Seller a certificate of insurance evidencing comprehensive general public liability and property damage insurance insuring the person, firm or entity performing such tests, studies and investigations listing Seller as loss payee and Seller and Purchaser as additional insureds thereunder in the amount of Three Million Dollars ($3,000,000.00) combined single limit for personal injury and property damage per occurrence and from an insurer reasonably satisfactory to Seller. If, in the sole discretion and at the sole election of Purchaser, any of said tests, inspections or investigations are unsatisfactory to Purchaser, in any manner or for any reason in Purchaser's sole discretion, Purchaser may terminate this Agreement as provided below. If Purchaser notifies Seller and Escrow Agent, in writing, on or before 5:00 p.m. (Eastern time) on the Approval Date of Purchaser's election to terminate this Agreement, this Agreement shall terminate, the Initial Deposit and all interest earned thereon shall be delivered to Purchaser and the parties hereto shall have no further obligations hereunder (except for obligations that are expressly stated herein to survive termination of this Agreement). If Purchaser so elects to terminate this Agreement, Purchaser shall promptly upon Seller's request following such termination deliver to Seller copies of all documents, studies and reports obtained by Purchaser in connection with its due diligence (which obligation shall survive the termination of this Agreement), If Purchaser fails to notify Seller, in writing, on or before 5:00 p.m. (Eastern time) on the Approval Date, of Purchaser's election to terminate this Agreement, Purchaser's right to terminate this Agreement under this **Section 7(a)** shall expire. Notwithstanding the foregoing, Purchaser's right to terminate this Agreement pursuant to the Title Election remains in effect subsequent to the Approval Date and may be exercised by Purchaser in accordance with Section 6 hereof.

(b)   The obligation of Purchaser to close the transaction contemplated by this Agreement is further subject to the condition that: (i) the representations and warranties of Seller contained in this Agreement are true and correct, in all material respects, at the Date of Agreement and as of the Closing Date, and (ii) all of the obligations of Seller to be performed hereunder and per the Escrow on or before the Closing Date have been substantially completed in a timely manner. Purchaser shall give written notice to Seller within five (5) Business Days after Purchaser's receipt of any notice disclosing that any Seller representation and warranty is no longer true and correct; provided, however, that Purchaser's failure to give such written notice shall in no instance constitute a default by Purchaser under this Agreement but shall instead only serve to bar Purchaser from raising such matter as a failure of a condition precedent to Purchaser's obligation to close the transaction. Seller shall give written notice to Purchaser within five (5) Business Days if Seller gains actual knowledge that any Seller representation and warranty is not true and correct in any material respect. Purchaser's election to proceed with the Closing shall result in Purchaser's waiver of any remedy resulting from the incorrectness in such representation or warranty or from the incorrectness in any other representation or warranty of Seller of which Purchaser shall have actual knowledge at or prior to Closing. The foregoing waiver shall survive the Closing.

(c)   All information, data and documents relating to the Property not otherwise available in the public domain (including without limitation those furnished pursuant to the terms and provisions of **Section 10(a)**) obtained by Purchaser from Seller or any other party or discovered by Purchaser during the term of this Agreement shall be maintained by Purchaser in strict confidence and shall not be revealed to any other party except Purchaser's employees, contractors, investors, attorneys and financial advisors but then only if Purchaser has notified the party to whom such information is revealed to maintain such information in strict confidence and not reveal any such information to any other party. Nothing contained within this Section 7(c) shall preclude Purchaser from providing this Property information to lenders in conjunction with loan financing for the purchase of the Property applied for by Purchaser, provided that Purchaser direct such lenders to the covenants in this **Section 7(c)** and request that they abide thereby, or pursuant to an order, law, rule or regulation of any administration, governmental agency or authority. The provisions of this **Section 7(c)** shall survive the termination of this Agreement.

(d)   Prior to the Approval Date, Purchaser shall notify Seller which Contracts the Seller is to terminate as of the Closing Date, provided that such Contract(s) is/are cancelable upon not less than thirty (30) days prior written notice. Seller shall terminate the existing property management agreement (the "**Property Management Agreement**") in effect at the Property on or prior to the Closing Date.

8. REPRESENTATIONS AND WARRANTIES.

(a) References to "**Seller's actual knowledge**" shall mean the actual knowledge of Terri Wertman, an Analyst for CIGNA Investments, Inc., and the person with primary responsibility for the management of the Property on behalf of Seller, without investigation or inquiry of any person or entity other than verbal inquiry of Seller's property manager for the Property. Seller shall have no duty to conduct any further inquiry in making any such representations and warranties, and no knowledge of any other person shall be imputed to Seller. Purchaser acknowledges that Seller obtained its interest in the Property through foreclosure on or about February 16, 2010 (such period between February 16, 2010 and the Date of Agreement, or Closing Date, as applicable, being the "**Seller's Period of Ownership**"), and Seller therefore has limited records and knowledge regarding the Property. Seller represents and warrants to Purchaser, as of the Date of Agreement and again on the Closing Date, as follows:

(i) Except as shown on (x) the rent roll attached hereto as **Exhibit B** (as to the representation made on the Date of Agreement), (y) the rent roll delivered on the Closing Date pursuant to **Section 10(b)** below (as to the representation made as of the Closing Date) (as applicable, the "**Rent Roll**") or (z) the Title Commitment or the Contracts, to Seller's actual knowledge, there are no persons in possession or occupancy of the Property, or any part thereof, nor are there any persons who have possessory rights with respect to the Property or any part thereof;

(ii) No person, corporation or other entity has any right or option to acquire all or any portion of the Property, other than Purchaser.

(iii) None of the Leases and none of the rents or other amounts payable thereunder have been assigned, pledged or encumbered by Seller. With respect to each Lease, to Seller's actual knowledge: (A) other than the Leases and Contracts, there are no other promises, amendments, agreements or commitments giving any party any right to possession or occupancy of the Property; (B) except as shown on the Rent Roll, there are no uncured monetary defaults by the tenant under any Lease and no offset or abatement has been asserted in writing by any tenant under any Lease and Seller is not aware of any offset or abatement that could be asserted by any tenant under any Lease; and (C) except as shown on the Rent Roll, Seller is holding no security or other deposits with respect to the Leases and no rent has been prepaid for more than one month before its due date.

(iv) During Seller's Period of Ownership, Seller has received no written notice from any governmental authority of any violation of applicable laws, ordinances or regulations related to the Property or the occupancy thereof which have not been heretofore corrected;

(v) Neither the execution or delivery of this Agreement, the consummation of the transaction contemplated hereby, nor the fulfillment of or compliance with the terms and conditions hereof conflict with or result in a material breach of any of the terms, conditions or provisions of any agreement or instrument to which Seller is a party or, to Seller's actual knowledge, by which Seller is bound;

(vi)   Except as disclosed in Section 18 hereof, Seller has not entered into any brokerage or leasing commission agreements with respect to the Property, where a commission or fee has been earned but not fully paid;

(vii)   To Seller's actual knowledge, there are no contracts or agreements affecting the operation of the Land or the Improvements which will survive Closing and be binding upon Purchaser except as disclosed in **Exhibit C**;

(viii)   Seller has received no written notice from any party of any breach, default or failure to perform by Seller under any Contracts or Leases that has not heretofore been cured; and, except as set forth in **Exhibit D** hereof, Seller has delivered no written notice to any other party to any such Contracts or Leases that such party is in default thereunder;

(ix)   To Seller's actual knowledge, (i) there are no claims, causes of action, lawsuits or legal proceedings pending or threatened against Seller regarding the ownership, use or possession of the Property, including without limitation condemnation or similar proceedings, except as would be covered by insurance and disclosed on **Exhibit J** attached hereto and made a part hereof, (ii) there is no pending litigation or to Seller's knowledge, threatened litigation, which could materially adversely affect title to the Property or any part thereof, the continued operation of the Property as a multi-family housing/apartment complex, or the ability of Seller to perform any of its obligations hereunder and (iii) there are no outstanding orders, rulings, judgments or decrees issued by any court of competent jurisdiction, by which Seller or the Property are bound or subject;

(x)   To Seller's actual knowledge, Seller has not received written notice from any governmental entity of any violation by Seller of any law, rule or regulation affecting the Property or its use including any environmental law or regulation, nor, except as disclosed to Purchaser in the Due Diligence Items, any written notice that the Property is in violation of any applicable building or zoning code or ordinance.

(xi)   Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Seller has all necessary power and authority to enter into this Agreement and to consummate all of the transactions contemplated herein, the individuals executing this Agreement on behalf of Seller are duly authorized to execute, deliver and perform this Agreement on behalf of Seller and to bind Seller, and this Agreement and all documents to be executed by Seller and delivered to Purchaser hereunder (A) are and will be the legal, valid and binding obligations of Seller, enforceable in accordance with their terms, and (B) do not or will not contravene any provision of Seller's organizational documents or any existing laws and regulations applicable to Seller or the Property;

(xii)   **Exhibit C** includes, to Seller's actual knowledge, a true, correct and complete list of all of the Contracts, and to Seller's actual knowledge Seller has provided to Purchaser true and correct copies of all Contracts;

(xiii) Seller has not (i) made a general assignment for the benefit of creditors; (ii) filed any voluntary petition in bankruptcy or suffered the filing of an involuntary petition by Seller's creditors; (iii) suffered the appointment of a receiver to take possession of all or substantially all of Seller's assets: or (v) admitted in writing its inability to pay its debts as they come due;

(xiv) Seller is not a "foreign person" within the meaning of Section 1445 of the Internal Revenue Code; and

(xv) Seller has obtained or will before the Closing Date obtain all necessary consents and approvals of governmental agencies, lenders or third parties required in connection with the Closing, if any.

(b) Purchaser represents and warrants to Seller, now and again on the Closing Date, that:

(i) (A) Purchaser has all necessary power and authority to enter into this Agreement and to consummate all the transactions contemplated herein, (B) the individuals executing this Agreement on behalf of Purchaser are duly authorized to execute, deliver and perform this Agreement on behalf of Purchaser and to bind Purchaser and (C) this Agreement and all documents to be executed by Purchaser and delivered to Seller hereunder (1) are and will be the legal, valid and binding obligations of Purchaser, enforceable in accordance with their terms, (2) do not or will not contravene any provision of Purchaser's organizational documents or any existing laws and regulations applicable to Purchaser and (3) will not conflict with or result in a violation of any agreement, instrument, order, writ, judgment or decree to which Purchaser is a party or is subject; and

(ii) Purchaser is not acquiring the Property with the assets of an employee benefit plan as defined in Section 3(3) of ERISA and the transaction which is the subject of this Agreement is not a prohibited transaction under Section 406 of ERISA.

(c) All of the representations and warranties of Seller and Purchaser contained in this Agreement or in any of the Closing Documents are material, none shall merge into the deed herein provided for and all shall survive the Closing Date for a period of nine (9) months (the "**Survival Period**"). All rights of Purchaser hereunder or under any of the Closing Documents, with respect to any surviving representation, warranty, covenant or indemnity shall be deemed waived if Purchaser does not, by written notice to Seller, advise Seller of any alleged breach of representation, warranty or covenant, or any alleged indemnification obligation, prior to the expiration of the Survival Period, provided, however, that no claim for breach of a representation or warranty of Seller shall be actionable or payable if the breach in question results from or is based on a condition, state of facts or other matter which was known to Purchaser prior to Closing, and unless the valid claims for all such breaches collectively aggregate more than Twenty-Five Thousand Dollars ($25,000.00), in which event, the full amount of such claims shall be actionable, subject to the cap on Seller's Maximum Liability as hereinafter set forth. Subject to the limitations set forth in the immediately preceding sentence, all remedies shall be those set forth in **Section 16** below, and notwithstanding anything herein to the contrary, Seller's liability under any representation, warranty, covenant or indemnity made hereunder or in any of the Closing

Documents shall in no event exceed the aggregate Seller's Maximum Liability (as hereinafter defined). The provisions of this **Section 8(c)** shall survive the Closing.

9.   SELLER'S COVENANTS.

From and after the Date of Agreement through the Closing Date:

(a)   Seller shall operate the Property in a manner consistent with current practice, and perform its material obligations under the Leases and Contracts.

(b)   Seller shall keep in existence all fire and extended coverage insurance policies, and all public liability insurance policies maintained on Seller's behalf that are in existence as of the Date of Agreement with respect to the Property.

(c)   Between the Date of Agreement and the Closing Date or earlier termination of this Agreement, Seller will not modify, extend, amend or terminate any existing Lease, nor enter into any new lease or occupancy agreement without the prior written consent of Purchaser except (i) if the same is done in the ordinary course of Seller's ownership of the Property or (ii) if it is a lease termination by reason of a default by the tenant thereunder; provided, however, that after the Approval Date, Seller shall not enter into any new leases with corporate apartment tenants without Purchaser's prior written approval in each instance, which approval may be withheld in Purchaser's sole discretion. All new tenant leases shall be on the form of lease currently used by Seller or such other form as may be approved by Purchaser in its reasonable discretion.

(d)   No security deposits shall be applied except in the ordinary course with respect to delinquent tenants.

(e)   Seller will not enter into any new Contract with respect to the Premises that would survive the Closing, unless such Contract is entered into in the ordinary course of business and is terminable on not more than thirty (30) days notice without payment of any penalty or is otherwise approved in writing by Purchaser, which approval, if sought prior to the Approval Date, shall not be unreasonably withheld, delayed or conditioned and if sought after the Approval Date, may be withheld in Purchaser's sole discretion.

10.   DELIVERY OF DOCUMENTS.

(a)   Within five (5) days after the Date of Agreement, Seller shall provide to Purchaser, to the extent in the possession or control of Seller, the Due Diligence Items pertaining to the Property specified in **Exhibit I**. Such Due Diligence Items are being delivered without representation or warranty other than as expressly provided in **Section 8(a)** hereof.

(b)   On the Closing Date, Seller shall deliver the following documents (the "**Closing Documents**") to Purchaser or the Escrow, all duly executed (and acknowledged, as applicable) by Seller, the delivery of which shall be a condition precedent to Purchaser's obligation to close the transaction contemplated by this Agreement (and one or more of which may be waived in writing by Purchaser, in its sole discretion, on or prior to the Closing Date):

(i)   a recordable special warranty deed, in the form of **Exhibit F-1** attached hereto, subject only to the Permitted Exceptions (the "**Deed**");

(ii)   a bill of sale, in the form of **Exhibit F-2** attached hereto;

(iii)   two originals of an assignment and assumption, in the form of **Exhibit F-3** attached hereto (the "**Assignment and Assumption**");

(iv)   to the extent reasonably required by the Title Company, a title affidavit in customary form, limited to Seller's actual knowledge;

(v)   counterparts of the Seller's and Purchaser's closing and proration statements;

(vi)   a certification of nonforeign status satisfying Section 1445 of the Internal Revenue Code of 1986, as amended;

(vii)   evidence of Seller's existence and authority to perform its obligations under this Agreement, in form and substance reasonably satisfactory to Purchaser and the Title Company;

(viii) to the extent in possession of Seller, originals of the Leases and Contracts, together with a letter from Seller advising the tenants under the Leases of the assignment of their respective Leases to Purchaser and the manner in which rent is to be paid subsequent to Closing in the form of **Exhibit G** hereto;

(ix)   a current Rent Roll certified by Seller, dated within two (2) Business Days prior to the Closing Date, to Seller's actual knowledge, in the same manner and to the same extent as provided in **Section 8(a)(i)** above;

(x)   a certificate in the form of **Exhibit H** recertifying the representations and warranties set forth in **Section 8(a)** above as of the Closing Date;

(xi)   copies of Seller's files, books, records, computer and/or data files and other information regarding the Property or held by Seller or its property manager in connection with the ownership, operation and management of the Property, specifically excluding, however, any confidential or proprietary information, any joint venture materials between the partners in Seller, and any materials relating to the marketing and sale of the Property. This obligation may be satisfied by Seller causing such materials to be left in the on-site property management office at the Property; and

(xii)   evidence of the termination of Property Management Agreement.

(c)   On the Closing Date, Purchaser shall deliver the following to Seller, in form and substance reasonably acceptable to Seller, all duly executed by Purchaser, where appropriate, each of which shall be a condition precedent to Seller's obligation to close the transaction contemplated by this Agreement:

> (i)   two counterparts of the Acceptance of the Assignment and Assumption as attached on **Exhibit F-3**, two originals;

> (ii)   counterparts of the Seller's and Purchaser's closing and proration statements;

> (iii)   a certified copy of the resolutions or consent of Purchaser authorizing the transaction contemplated by this Agreement or other satisfactory evidence of authorization;

> (iv)   to the extent required by the Title Company, a title affidavit in customary form;

> (v)   the Purchase Price, plus or minus prorations and adjustments as provided herein, by wire transfer of immediately available federal funds to or as directed by Seller.

11.   FIRE OR CASUALTY.

In the event of damage to the Property by fire or other casualty prior to the Closing Date, Seller shall notify Purchaser of such fire or other casualty promptly after Seller becomes aware thereof. Seller shall have no duty to repair such damage. However, Seller may repair any such damage with Purchaser's prior, written approval and may, without Purchaser's approval, repair damage where such repair is necessary in Seller's reasonable opinion to preserve and protect the health and safety of tenants of the Property or to preserve the Property from imminent risk of further damage or if required to do so by Seller's insurance carrier (the costs thereof being referred to as "**Preservation Expenses**"). If the fire or other casualty causes damage which would cost in excess of One Million Five Hundred Thousand and 00/100 Dollars ($1,500,000.00) to repair (as determined by an independent third party engineering firm engaged by Seller), then Purchaser may elect, by written notice to be delivered to Seller on or before the sooner of (i) the tenth (10th) day after Purchaser's receipt of such notice or (ii) the Closing Date (provided that if such damage occurs within five (5) days prior to the Closing Date, the Closing Date shall be extended for ten (10) days to permit Purchaser time to evaluate and make such election), to either: (a) close the transaction contemplated by this Agreement and receive: (i) a credit against the Purchase Price in an amount equal to all deductibles and self-insured amounts, if any, under the applicable insurance policies; and (ii) all insurance claims and proceeds payable to Seller as a result of such fire or other casualty less any Preservation Expenses and other reasonable repair expenses incurred by Seller, with the same being paid or assigned to Purchaser at Closing, or (b) terminate this Agreement, and receive a return of the Earnest Money, in which case the parties hereto shall have no further obligations hereunder (except for obligations that are expressly stated to survive the termination of this Agreement). If the damage to the Property by fire or other casualty prior to the Closing Date would cost less than or equal to One Million Five Hundred Thousand and 00/100 Dollars ($1,500,000.00) to repair (as determined by an independent third party engineering firm engaged by Seller), Purchaser shall not have the right to terminate its obligations under this Agreement by reason thereof, and Seller shall assign and transfer to Purchaser on the Closing Date all of Seller's right, title and interest in and to all insurance proceeds paid or payable to Seller on account of such fire or casualty less any Preservation Expenses and other reasonable repair expenses incurred by Seller and shall provide a credit against the Purchase Price in an amount equal to all deductibles and self-insured amounts, if any, under the applicable insurance policies.

12.   CONDEMNATION.

If, prior to the Closing Date, all or any part of the Property is taken by condemnation or a conveyance in lieu thereof, or if Seller receives notice of a condemnation proceeding with respect to the Property, then Seller shall notify Purchaser of such condemnation or conveyance in lieu thereof promptly after Seller becomes aware thereof. If the taking or threatened taking involves a material portion of the Property (hereinafter defined), Purchaser may elect, by written notice to be delivered to Seller on or before the sooner of (i) the tenth (10th) day after Purchaser's receipt of such notice, or (ii) the Closing Date (provided that if such taking or notice of a condemnation occurs within five (5) days prior to the Closing Date, the Closing Date shall be extended for five (5) days to permit Purchaser time to evaluate and make such election), to terminate this Agreement, in which event the Earnest Money shall be returned to Purchaser, and the parties hereto shall have no further obligations hereunder (except for obligations that are expressly stated herein to survive the termination of this Agreement). If Purchaser elects to close this transaction notwithstanding such taking or condemnation, Purchaser shall be entitled to any award paid or payable to Seller as a result of such condemnation proceedings, with the same being assigned to Purchaser at Closing. As used herein, a "material portion of the Property" means any part of the Property reasonably required for the operation of the Property in the manner operated on the date hereof as reasonably determined by Seller and Purchaser. If any taking or threatened taking does not involve a material portion of the Property, Purchaser shall be required to proceed with the Closing, in which event Seller shall assign to Purchaser any award paid or payable to Seller (or the right to receive any such award) as a result of such condemnation proceedings.

13.   ADJUSTMENTS AND PRORATIONS.

Adjustments and prorations with respect to the Property shall be computed and determined between the parties as of 12:01 a.m. on the Closing Date (as if Purchaser were vested with title to the Property during the entire Closing Date) as follows:

(a)   General real estate taxes, special assessments and personal property taxes (including, without limitation, any assessments relating to Permitted Exceptions), business improvement district assessments or similar charges, property owner's association assessments, if any, water rates and charges, sewer taxes, vault charges and taxes shall be prorated for the year in which closing occurs based on actual days involved as of the Closing Date based on the then current taxes (if known, based on final tax bills for such period -- and if not known, based on the most recent ascertainable taxes) and the special assessments due and owing prior to Closing, and Seller or Purchaser shall receive a credit at Closing, as appropriate. If final taxes or special assessments are not known as of the Closing, the parties agree to reprorate when such amounts become known. The provisions of the **Section 13(a)** shall survive the Closing.

(b)   All rents and other sums receivable from tenants of the Property, which were earned and attributable to the period prior to the Closing Date, will be retained by Seller to the extent that such rents have been collected on or before the Closing Date. Rents earned and attributable to the period beginning on the Closing Date and thereafter will be paid to Purchaser by the tenants under the Leases, or credited to Purchaser at Closing (if such rents are received by Seller prior to the Closing Date). All payments from tenants, on account of rent or otherwise, received after the Closing Date by Purchaser shall be applied first to rent or other sums then due under the Leases attributable to the period beginning on the Closing Date and continuing thereafter, and then promptly paid to Seller on account of rents which were earned and attributable to the period prior to the Closing Date but which were not paid when due, provided, Purchaser's obligation shall extend only to such amounts collected within 180 days after the Closing Date. Purchaser shall use commercially reasonable efforts to collect or attempt to collect delinquent rentals, but shall not be required to file suit against such tenants or terminate such leases. In the event that, after the Closing, Seller recovers any payments of rent or other sums due from tenants under Leases, Seller shall promptly forward to Purchaser any portion of such payments to which Purchaser is entitled in accordance with this **Section 13(b)**.

(c)   On the Closing Date, Seller shall deliver to Purchaser in cash, as a credit against the Purchase Price or as an adjustment to the prorations provided for elsewhere in this **Section 13**, as appropriate, an amount equal to the cash security deposits made by tenants occupying the Property which were actually paid to Seller as set forth on **Exhibit B** and which shall not have been applied by Seller or otherwise pursuant to the Leases, together with interest owing thereon pursuant to the applicable Lease, if any, and together with a listing of the tenants to which such deposits and interest are owing.

(d)   All amounts payable, owing or incurred in connection with the Property under the Contracts to be assumed by Purchaser under the Assignment and Assumption shall be prorated as of the Closing Date.

(e)   All utility deposits, if any, may be withdrawn by and refunded to Seller, and Purchaser shall make its own replacement deposits for utilities as may be required by the respective utilities involved. In the event any payments have been received by Seller in connection with any cable or telephone contracts affecting the Property, such payment amounts, if any, shall be prorated among Seller and Purchaser to the extent any amount of such payments applies to the period of ownership of the Property occurring on or after the Closing Date.

(f)   At Closing, Purchaser first shall pay the entire Purchase Price to Seller and thereafter the Earnest Money shall be refunded to Purchaser.

(g)   All utility charges that are not separately metered to tenants shall be prorated to the Closing Date and Seller shall obtain a final billing therefor and pay any amounts owing therein for the period prior to the Closing Date and Purchaser shall pay any amounts owing for the period on and after the Closing Date. To the extent that utility bills cannot be handled in the foregoing manner, they shall be prorated as of the Closing Date based on the most recent bills available and reprorated when such final bills become known.

(h)   With respect to any matters not addressed by the provisions set forth above in this **Section 13**, Seller and Purchaser shall prorate as of the Closing Date such other items as are customarily prorated in a purchase and sale of the type contemplated hereunder. Seller and

Purchaser shall each reasonably cooperate with the other in connection with any and all prorations and post-Closing reconciliations provided for herein.

(i)   Except as otherwise provided in **Section 13(b)**, each of the provisions of this **Section 13** shall survive the Closing until the later of (i) one (1) year after the date of Closing or (ii) three (3) months after the issuance of the final tax bill for the year in which the Closing occurs.

Not less than two (2) Business Days prior to the Closing, Purchaser shall prepare and deliver to Seller, subject to all the terms and provisions of this Agreement, a closing statement setting forth, inter alia, the closing adjustments and material monetary terms of the transaction contemplated hereby as of the Closing Date, in form reasonably acceptable to Seller. Seller shall cooperate to timely provide Purchaser with the information necessary to prepare and deliver such closing statement.

14.   CLOSING COSTS.

Seller shall pay: (a) the cost to record any releases required to clear title to the Property to the extent required of Seller in accordance with **Section 6** hereof, (b) Seller's attorneys' fees, (c) one-half of all escrow closing fees and costs, (d) documentary transfer tax (including those imposed by the state, city, county and/or other governmental unit) or other tax imposed on the transfer of the Property, (e) the costs of the Survey and any update thereto, and (f) the commission, if any, due Broker (hereinafter defined). Purchaser shall pay: (i) recording fees for all transfer documents, (ii) the cost of Purchaser's Owner Policy of Title Insurance (the "**Owners' Policy**") in the amount of the Purchase Price, any endorsements to the Owner's Policy and any mortgagee's title insurance policy and any endorsements thereto, (iii) Purchaser's attorneys' fees, (iv) one-half of all escrow closing fees and costs and (v) the fees, costs and expenses of any reports or inspections or other due diligence commissioned by Purchaser in connection with the transaction contemplated by this Agreement.

15.   POSSESSION.

Possession of the Property shall be delivered to Purchaser at Closing, free and clear of all liens and claims other than Permitted Exceptions and the rights of the tenants identified on the Rent Roll and of the parties to the Contracts set forth on **Exhibit C**. Seller shall also deliver to Purchaser on the Closing Date all keys and access cards to, and combinations to locks and other security devices located at, the Property, to the extent applicable. From and after the Approval Date, and continuing to and following the Closing, Seller shall cooperate with Purchaser and shall cause its property manager (to the extent required of it in the management agreement) to cooperate with Purchaser to accomplish a professional transition of management of the Property to Purchaser and its property manager(s).

16.   DEFAULT.

(a)   If Purchaser defaults hereunder, Seller may terminate this Agreement by providing written notice to Purchaser of such default. If Purchaser does not cure such default within five (5) Business Days of receipt of such notice, this Agreement shall terminate (a "**Purchaser Default Termination**") and Seller shall retain the Earnest Money and any interest thereon as liquidated damages in full settlement of all claims against Purchaser (with the exception of claims against Purchaser related to obligations which are expressly stated herein to survive the termination of this Agreement). The parties agree that the amount of actual damages that Seller would suffer if the Closing fails to occur as a result of Purchaser's default hereunder would be extremely difficult to determine and have agreed, after specific negotiation, that the amount of the Earnest Money is a reasonable estimate of Seller's damages and is intended to constitute a fixed amount of liquidated damages in lieu of other remedies available to Seller and is not intended to constitute a penalty. The provisions of this **Section 16(a)** shall survive the Closing.

PURCHASER AND SELLER ACKNOWLEDGE THAT THEY HAVE READ AND UNDERSTAND THE PROVISIONS OF THIS SECTION 16(a) AND BY THEIR INITIALS IMMEDIATELY BELOW AGREE TO BE BOUND BY ITS TERMS.

PURCHASER: _____ SELLER: _____
(Initials)   (Initials)

(b)   If Seller defaults hereunder prior to Closing, or if prior to Closing it is determined that the representations and warranties set forth in this Agreement shall not be true and correct in all material respects on the Date of Agreement and as of the Closing Date, then Purchaser's sole remedy shall be either:

(i) to terminate this Agreement and promptly receive a return of the Earnest Money, and any interest thereon, in which event each of the parties hereto shall be relieved of any further obligation to the other arising by virtue of this Agreement (except for obligations that are expressly stated herein to survive the termination of this Agreement), or

(ii) bring an action against Seller to seek specific performance of Seller's obligations hereunder within sixty (60) days following the earlier of (x) the scheduled Closing Date or (y) the date of Seller's breach, provided that Purchaser is not otherwise in default under this Agreement. Such action for specific performance will not be construed to require Seller to cure any title defect, cure any untrue representation, comply with any covenant hereunder, cure any physical condition existing at the Property, or cause any third party to take any action with respect to the Property or Seller.

Notwithstanding anything to the contrary contained in this Agreement, if Purchaser has actual knowledge that Seller has defaulted in any respect under this Agreement prior to the Closing Date and nonetheless proceeds to Closing, then same shall be deemed to be a waiver by Purchaser of any further right to make a claim arising out of such default.

If the Closing occurs, in no event shall Seller be liable for any special, punitive, speculative or consequential damages, nor shall Seller's liability under any representation, warranty, certification, covenant, agreement, proration, reproration, obligation or indemnity made hereunder or under any of the Closing Documents or otherwise in connection with the thereon as liquidated damages in full settlement of all claims against Purchaser (with the exception of claims against Purchaser related to obligations which are expressly stated herein to survive the termination of this Agreement). The parties agree that the amount of actual damages that Seller would suffer if the Closing fails to occur as a result of Purchaser's default hereunder would be extremely difficult to determine and have agreed, after specific negotiation, that the amount of the Earnest Money is a reasonable estimate of Seller's damages and is intended to constitute a fixed amount of liquidated damages in lieu of other remedies available to Seller and is not intended to constitute a penalty. The provisions of this **Section 16(a)** shall survive the Closing.

PURCHASER AND SELLER ACKNOWLEDGE THAT THEY HAVE READ AND UNDERSTAND THE PROVISIONS OF THIS <u>SECTION 16(a)</u> AND BY THEIR INITIALS IMMEDIATELY BELOW AGREE TO BE BOUND BY ITS TERMS.

PURCHASER:_____ **SELLER:**_____
          (Initials)   **(Initials)**

(b) If Seller defaults hereunder prior to Closing, or if prior to Closing it is determined that the representations and warranties set forth in this Agreement shall not be true and correct in all material respects on the Date of Agreement and as of the Closing Date, then Purchaser's sole remedy shall be either:

(i) to terminate this Agreement and promptly receive a return of the Earnest Money, and any interest thereon, in which event each of the parties hereto shall be relieved of any further obligation to the other arising by virtue of this Agreement (except for obligations that are expressly stated herein to survive the termination of this Agreement), or

(ii) bring an action against Seller to seek specific performance of Seller's obligations hereunder within sixty (60) days following the earlier of (x) the scheduled Closing Date or (y) the date of Seller's breach, provided that Purchaser is not otherwise in default under this Agreement. Such action for specific performance will not be construed to require Seller to cure any title defect, cure any untrue representation, comply with any covenant hereunder, cure any physical condition existing at the Property, or cause any third party to take any action with respect to the Property or Seller.

Notwithstanding anything to the contrary contained in this Agreement, if Purchaser has actual knowledge that Seller has defaulted in any respect under this Agreement prior to the Closing Date and nonetheless proceeds to Closing, then same shall be deemed to be a waiver by Purchaser of any further right to make a claim arising out of such default.

If the Closing occurs, in no event shall Seller be liable for any special, punitive, speculative or consequential damages, nor shall Seller's liability under any representation, warranty, certification, covenant, agreement, proration, reproration, obligation or indemnity made hereunder or under any of the Closing Documents or otherwise in connection with the transactions contemplated herein exceed Five Hundred Thousand Dollars ($500,000) in the aggregate (the "**Seller's Maximum Liability**").

None of Seller's general or limited partners, members in Seller's general partner, managers, officers, agents or employees shall have any personal liability of any kind or nature or by reason of any matter or thing whatsoever under, in connection with, arising out of or in any way related to this Agreement, the Closing Documents or the transactions contemplated herein, and Purchaser waives for itself and for anyone who may claim by, through or under Purchaser any and all rights to sue or recover on account of any such alleged personal liability.

17.   NOTICES.

Any notice, demand, request or other communication which any party hereto may be required or may desire to give under this Agreement shall be in writing and shall be deemed to have been properly given if (i) hand delivered (effective upon delivery) or (ii) sent by a nationally recognized overnight delivery service (effective one (1) Business Day after delivery to such courier for overnight service) in each case, prepaid and addressed in accordance with **Line 10 or Line 11** (as applicable) of the Summary Statement or to such other or additional addresses as either party might designate by written notice to the other party. Any notices given by the attorneys for the parties shall be deemed effective as if given by such party.

18.   BROKERS/CONSULTANTS.

Each of Seller and Purchaser represents and warrants to the other that it has not dealt with any brokers, finders or agents with respect to the transaction contemplated hereby other than CBRE (the "**Broker**"). Seller shall be responsible to pay any commission due Broker with respect to this Agreement pursuant to a separate written agreement between Seller and Broker. Each party agrees to indemnify, defend and hold harmless the other party, its successors, assigns and agents, from and against the payment of any commission, compensation, loss, damages, costs, and expenses (including without limitation attorneys' fees and costs) incurred in connection with, or arising out of, claims for any broker's, agent's or finder's fees of any person claiming by or through such party. The obligations of Seller and Purchaser under this **Section 18** shall survive the Closing and the termination of this Agreement.

19.   "AS IS" SALE

EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES OF SELLER SET FORTH HEREIN AND IN THE CLOSING DOCUMENTS, PURCHASER ACKNOWLEDGES AND AGREES THAT IT WILL BE PURCHASING THE PROPERTY BASED SOLELY UPON ITS INSPECTIONS AND INVESTIGATIONS OF THE PROPERTY, AND THAT PURCHASER WILL BE PURCHASING THE PROPERTY "AS IS" AND "WITH ALL FAULTS", BASED UPON THE CONDITION OF THE PROPERTY AS OF THE DATE OF AGREEMENT, ORDINARY WEAR AND TEAR AND LOSS BY FIRE OR OTHER CASUALTY OR CONDEMNATION EXCEPTED AND THAT SELLER MAKES NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, OR ARISING BY OPERATION OF LAW, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTY OF CONDITION, HABITABILITY, MERCHANTABILITY OR FITNESS FOR A PARTICULAR

PURPOSE, IN RESPECT OF THE PROPERTY. WITHOUT LIMITING THE FOREGOING, PURCHASER ACKNOWLEDGES THAT, EXCEPT AS MAY OTHERWISE BE SPECIFICALLY SET FORTH ELSEWHERE IN THIS AGREEMENT OR IN THE CLOSING DOCUMENTS, NEITHER SELLER NOR ITS CONSULTANTS, REPRESENTATIVES OR AGENTS HAS MADE ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND UPON WHICH PURCHASER IS RELYING AS TO ANY MATTERS CONCERNING THE PROPERTY, INCLUDING BUT NOT LIMITED TO: (I) THE CONDITION OF THE LAND OR ANY IMPROVEMENTS COMPRISING THE PROPERTY; (II) THE EXISTENCE OR NON-EXISTENCE OF ANY POLLUTANT, TOXIC WASTE AND/OR ANY HAZARDOUS MATERIALS OR SUBSTANCES; (III) ECONOMIC PROJECTIONS OR MARKET STUDIES CONCERNING THE PROPERTY, OR THE INCOME TO BE DERIVED FROM THE PROPERTY; (IV) ANY DEVELOPMENT RIGHTS, TAXES, BONDS, COVENANTS, CONDITIONS AND RESTRICTIONS AFFECTING THE PROPERTY; (V) THE NATURE AND EXTENT OF ANY RIGHT OF WAY, LEASE, LIEN, ENCUMBRANCE, LICENSE, RESERVATION OR OTHER TITLE MATTER; (VI) WATER OR WATER RIGHTS, TOPOGRAPHY, GEOLOGY, DRAINAGE, SOIL OR SUBSOIL OF THE PROPERTY; (VII) THE UTILITIES SERVING THE PROPERTY; (VIII) THE SUITABILITY OF THE PROPERTY FOR ANY AND ALL ACTIVITIES AND USES WHICH PURCHASER MAY ELECT TO CONDUCT THEREON; OR (IX) THE COMPLIANCE OF THE PROPERTY WITH ANY ZONING, ENVIRONMENTAL, BUILDING OR OTHER LAWS, RULES OR REGULATIONS AFFECTING THE PROPERTY. SELLER MAKES NO REPRESENTATION OR WARRANTY THAT THE PROPERTY COMPLIES WITH THE AMERICANS WITH DISABILITIES ACT OR ANY FIRE CODE OR BUILDING CODE. PURCHASER HEREBY RELEASES SELLER FROM ANY AND ALL LIABILITY IN CONNECTION WITH ANY CLAIMS THAT PURCHASER MAY HAVE AGAINST SELLER, AND PURCHASER HEREBY AGREES NOT TO ASSERT ANY CLAIMS FOR CONTRIBUTION, COST RECOVERY OR OTHERWISE, AGAINST SELLER RELATING DIRECTLY OR INDIRECTLY TO THE EXISTENCE OF ASBESTOS OR HAZARDOUS MATERIALS OR SUBSTANCES ON, OR ENVIRONMENTAL CONDITIONS OF, THE PROPERTY, WHETHER KNOWN OR UNKNOWN. As used herein, the terms "**Hazardous Substances**" and "**HAZARDOUS MATERIALS OR SUBSTANCES**" mean (i) hazardous wastes, hazardous substances, hazardous constituents, toxic substances or related materials, whether solids, liquids or gases, including but not limited to substances defined as "hazardous wastes," "hazardous substances," "toxic substances," "pollutants," "contaminants," "radioactive materials," or other similar designations in, or otherwise subject to regulation under, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. §9601 et seq.; the Toxic Substance Control Act, 15 U.S.C. §2601 et seq.; The Hazardous Materials Transportation Act, 49 U.S.C. §1802; the Resource Conservation and Recovery Act, 42 U.S.C. §9601. et seq.; the Clean Water Act, 33 U.S.C. §1251; the Safe Drinking Water Act, 42 U.S.C. §300f et seq.; the Clean Air Act, 42 U.S.C. §7401 et seq.; and in any permits, licenses, approvals, plans, rules, regulations or ordinances adopted, or other criteria and guidelines promulgated pursuant to the preceding laws or other similar federal, state or local laws, regulations, rules or ordinance now or hereafter in effect relating to environmental matters (collectively, "**Environmental Laws**"); and (ii) any other substances, constituents or wastes subject to any applicable federal, state or local law, regulation or ordinance, including any Environmental Law, now or hereafter in effect, including but not limited to (A) petroleum,

(B) refined petroleum products, (C) waste oil, (D) waste aviation or motor vehicle fuel, (E) mold and (F) asbestos. Purchaser acknowledges that, having been given the opportunity to inspect the Property, except for the representations, warranties and covenants of Purchaser set forth in this Agreement, Purchaser is relying solely on its own investigation of the Property and not on any information provided or to be provided by Seller. Purchaser further acknowledges that the information provided and to be provided with respect to the Property was obtained from a variety of sources, and that Seller (x) has not made any independent investigation or verification of such information and (y) makes no representations as to the accuracy or completeness of such information, except as provided herein. The provisions of this **Section 19** shall survive the Closing Date. **PURCHASER'S FOREGOING RELEASE OF CLAIMS AGAINST SELLER RELATING DIRECTLY OR INDIRECTLY TO THE EXISTENCE OF HAZARDOUS MATERIALS OR SUBSTANCES AT, ON, UNDER OR NEAR THE PROPERTY, AND/OR TO THE ENVIRONMENTAL CONDITION OF THE PROPERTY, IS INTENDED TO INCLUDE ANY UNKNOWN OR UNSUSPECTED CLAIMS RELATING TO SUCH MATTERS. PURCHASER HEREBY ACKNOWLEDGES THAT SUCH WAIVER AND RELEASE IS MADE WITH THE ADVICE OF COUNSEL AND WITH FULL KNOWLEDGE AND UNDERSTANDING OF THE CONSEQUENCES AND EFFECTS OF SUCH RELEASE.**

Purchaser's Initials _____

20.   ASSIGNMENT.

Purchaser shall not have the right to assign this Agreement or any interest herein without the express written consent of Seller, and in the event Seller consents to such assignment, Purchaser shall remain liable for, and the assignee shall assume, all obligations of Purchaser hereunder. Notwithstanding the foregoing, provided that Purchaser notifies Seller in writing in sufficient time to allow the Closing to occur without delay or unreasonable burden, Purchaser may assign this Agreement, without the necessity of obtaining consent from Seller to such assignment, to one or more entities wholly owned and controlled by or under common control with Purchaser and/or with the current principals of Purchaser, such multiple entities, if applicable, to take title to the Property as tenants-in-common, however, such assignment shall not release Purchaser hereunder.

21.   MISCELLANEOUS.

(a)   Time is of the essence of each provision of this Agreement.

(b)   This Agreement and all provisions hereof shall extend to, be obligatory upon and inure to the benefit of the respective heirs, legatees, successors and permitted assigns of the parties hereto.

(c)   Except as provided herein, this Agreement contains the entire agreement between the parties relating to the transactions contemplated hereby.

(d)   This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

(e)   If any of the provisions of this Agreement or the application thereof to any persons or circumstances shall, to any extent, be deemed invalid or unenforceable, the remainder of this Agreement and the application of such provisions to persons or circumstances other than those as to whom or which it is held invalid or unenforceable shall not be affected thereby.

(f)   This Agreement and any document or instrument executed pursuant hereto may be executed in any number of counterparts, each of which shall be deemed an original, but all of which, together, shall constitute one and the same instrument.

(g)   From and after the Date of Agreement, Purchaser and Seller shall jointly prepare and issue any releases of information relating to the sale of the Property, and any inquiries regarding the transaction contemplated hereby shall be responded to only after consultation with the other party hereto. The provisions of this **Section 21(g)** shall survive the Closing or earlier termination of this Agreement.

(h)   If either party institutes a legal action against the other relating to this Agreement or any default hereunder, the unsuccessful party to such action will reimburse the successful party for the reasonable expenses of prosecuting or defending such action, including without limitation attorneys' fees and disbursements and court costs. The obligations under this **Section 21(h)** shall survive the Closing or earlier termination of this Agreement.

(i)   This Agreement shall not be construed more strictly against one party than against the other merely by virtue of the fact that the Agreement may have been prepared primarily by counsel for one of the parties, it being recognized that both Purchaser and Seller have contributed substantially and materially to the preparation of this Agreement.

(j)   The term "Business Day" shall mean any day other than Saturday, Sunday, a legal holiday or other date on which banks located in Hartford, Connecticut or Sanford, Florida are not open for business.

(k)   If, under the terms of this Agreement and the calculation of the time periods provided for herein, the Approval Date, the Closing Date or any other date to be determined under this Agreement should fall on a day which is not a Business Day, then such date shall be extended to the next Business Day.

(l)   A facsimile, scanned or photocopy signature on this Agreement, any amendment hereto, or any notice delivered hereunder shall have the same legal effect as an original signature.

(m)   The parties shall keep the terms of this Agreement confidential and shall not disclose such terms to any other parties without the other party's prior written consent, which consent shall be in each party's sole discretion; provided, however, that each party may, without obtaining such prior written consent, make such disclosures as may be required by applicable laws or agreements by which such party is bound, and to each such party's managers, members, officers, lenders, employees, investors, attorneys, accountants, appraisers, insurance advisors, consultants and similar third party professionals. Notwithstanding anything contained in this **Section 21(m)**, this obligation of confidentiality shall not apply to disclosures compelled by law (including to make any required Securities and Exchange Commission, New York Stock Exchange or other securities market filings), any order of a court of competent jurisdiction, by a lawful, proper subpoena, or other legal, tax or financial requirements or guidelines applicable to Purchaser, in which event Purchaser shall immediately notify Seller of the circumstances purporting to require such disclosure. During the Inspection Period, Seller and Purchaser shall agree on a form of press release reasonably acceptable to both parties reporting the acquisition of the Property to be issued after the Closing Date.

(n)   Each of Seller and Purchaser state that they are not acting, directly or indirectly for, or on behalf of, any person, group, entity or nation named by any Executive Order (including the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism) or the United States Treasury Department as a terrorist, "Specially Designated National and Blocked Person," or other banned or blocked person, entity, or nation pursuant to any law that is enforced or administered by the Office of Foreign Assets Control, and is not engaging in this transaction, directly or indirectly, on behalf of, or instigating or facilitating this transaction, directly or indirectly, on behalf of, any such person, group, entity or nation.

(o)   Radon is a naturally occurring radioactive gas that, when it has accumulated in a building in sufficient quantities, may present health risks to persons who are exposed to it over time. Levels of radon that exceed federal and state guidelines have been found in buildings in Florida. Additional information regarding radon and radon testing may be obtained from the County Public Health Unit.

(p)   Neither this Agreement nor any memorandum or short form thereof shall be recorded by either party hereto. The provisions of this **Section 21(p)** shall survive the termination of this Agreement.

(q)   If Purchaser desires to effectuate the transaction contemplated by this Agreement as a tax-free exchange (the "**Exchange**"), then upon request made by Purchaser, Seller shall cooperate with Purchaser in effectuating such tax-deferred exchange, such cooperation to include, without limitation, executing and delivering all documents and instruments necessary for such purpose, but only on the conditions that (i) the Exchange shall not delay the Closing Date, (ii) the consummation or accomplishment of the Exchange shall not be a condition precedent or condition subsequent to Purchaser's obligations under this Agreement, (iii) Seller shall have no obligation to take title to any property in connection with the Exchange, (iv) Seller shall not be required to incur any obligations or liabilities in connection with the Exchange and Purchaser shall pay Seller for all costs and expenses incurred by Seller in connection with such cooperation, (v) Purchaser shall not be released of its obligations under this Agreement as a result of the Exchange, and (vi) Purchaser shall provide notice to Seller of the Exchange at least five (5) Business Days prior to the Closing Date. Seller shall have no obligation to execute any documents or to undertake any action by which Seller would or might incur any liability or obligation not otherwise provided for in the other provisions of this Agreement.

(r)   During the Inspection Period, Seller and Purchaser shall agree to a form of accounting letter reasonably acceptable to both parties. During the Inspection Period, Seller shall endeavor to cause the current property manager at the Property, at Purchaser's sole cost and expense, to agree to a form of accounting letter reasonably acceptable to such property manager and Purchaser, which letter shall provide for access to revenue and expense supporting documents, deposits, bank statements, invoices and other similar documentation regarding the operation of the Property for the period beginning January 1, 2009 and ending March 31, 2010.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been executed as of the date first above written.

PURCHASER:

NTS REALTY HOLDING LIMITED PARTNERSHIP, a Delaware limited partnership

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner



By: _____
Name:
Title: **Brian F. Lavin**
      President and Chief Executive Officer

SELLER:

CORAC, LLC, a Delaware limited liability company

By: Connecticut General Life Insurance
     Company, its managing member

By: CIGNA Investments, Inc., its authorized
     representative

By: _____
Name:
Title:

IN WITNESS WHEREOF, this Agreement has been executed as of the date first above written.

PURCHASER:

NTS REALTY HOLDING LIMITED PARTNERSHIP, a Delaware limited partnership

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: _____
Name:
Title:

SELLER:

CORAC, LLC, a Delaware limited liability company

By: Connecticut General Life Insurance Company, its managing member

By: CIGNA Investments, Inc., its authorized representative

By:
Name:
Title:

JOHN G. EISELE
MANAGING DIRECTOR

FIRST AMENDMENT TO REAL ESTATE PURCHASE AND SALE AGREEMENT

THIS FIRST AMENDMENT TO REAL ESTATE PURCHASE AND SALE AGREEMENT (the "Amendment"), is made and entered into as of the 14th day of December, 2010, by and between CORAC, LLC, a Delaware limited liability company ("Seller"), and NTS REALTY HOLDINGS LIMITED PARTNERSHIP, a Delaware limited partnership ("Purchaser").

RECITALS

Seller and Purchaser entered into that certain Real Estate Purchase and Sale Agreement dated as of December 3, 2010, (the "Agreement"), and now wish to amend the Agreement on the terms hereinafter provided.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser hereby amend the Agreement as follows:

1.   Definitions. Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Agreement.

2.   Purchase Price. Line 5 of the Summary Statement is hereby amended to state "$37,075,000."

3.   Approval Date. Line 7 of the Summary Statement is hereby amended to state "December 14, 2010; provided, however, the Approval Date for (i) Purchaser's notification to Seller of which Contracts are to be terminated as of the Closing Date, and (ii) title and survey objections, remains December 17, 2010".

4.   Approval Deposit. Line 6(b) of the Summary Statement is hereby amended to state "$400,000.00 (on the Approval Date)."

5.   Ratification. In all other respects, except as modified hereby, the Agreement remains unmodified and in full force and effect.

6.   Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same instrument, binding on the parties hereto, and the signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

[Remainder of page intentionally left blank. Signature page to follow.]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the day and year written above.

PURCHASER:

NTS REALTY HOLDING LIMITED PARTNERSHIP, a Delaware limited partnership

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: _Neil G. Mitchell_
Name: Neil A Mitchell
Title: SVP

SELLER:

CORAC, LLC, a Delaware limited liability company

By: Connecticut General Life Insurance Company, its managing member

By: CIGNA Investments, Inc., its authorized representative

By: _Michele A.C. Kadis_
Name: Michele A.C. Kadis
Its: Managing Director



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
Contact: Gregory A. Wells, Executive Vice President and CFO   Date: December 23, 2010

<u>**FOR IMMEDIATE RELEASE**</u>

NTS Realty Holdings Limited Partnership Announces the Purchase of Plantation Lakes Apartments in Sanford, Florida

Louisville, KY (December 23, 2010) (NYSE Amex: NLP) – NTS Realty Holdings Limited Partnership (the "Company") announced today that it completed the acquisition of a multifamily property located in Sanford, Florida (near Orlando, Florida in Seminole County), commonly known as Plantation Lakes Apartments (the "Property"). The Property is a 362-unit luxury apartment complex located on 31.62 acres offering garden style units that feature large floor plans, private entry units, 9 and 10 foot ceilings, direct access garages and detached garages. In addition, the property offers its residents access to a clubhouse with a business center, fitness center, swimming pool, sundeck, and an indoor basketball court.

On December 3, 2010, the Company entered into an agreement to acquire the Property. On December 9, 2010, the Company formed LE Central Holdings, LLC ("LE Central"), a Delaware limited liability company and wholly owned subsidiary of the Company, and LE Central formed Lakes Edge Apartments, LLC ("Lakes Edge"), a Delaware limited liability company wholly owned by LE Central. Lakes Edge purchased the Property from CORAC, LLC, a Delaware limited liability company not affiliated with the Company. LE Central will serve as the sole manager of Lakes Edge. Lakes Edge has appointed NTS Management Company, an affiliate of the Company, as the property manager for the Property. The Company intends to market the Property as "Lakes Edge Apartments" on a going forward basis.

The Company paid a purchase price of $37.075 million to acquire the Property. A spokesperson for the Company indicated that the Company satisfied the purchase price with funds obtained from a $24.5 million short-term mortgage loan from PNC Bank, National Association, from working capital and from proceeds from the Company's sale in June, 2010 of its Sears office building. The spokesperson also indicated that the transaction was being conducted pursuant to an Exchange Agreement with a qualified intermediary as a transaction under Section 1031 of the Internal Revenue Code which is intended to allow the Company to defer the payment of income tax on any taxable gain related to the sale of its Sears office building.

Brian Lavin, the President and Chief Executive Officer of the Company's managing general partner said, "We are very pleased to add this Property to our portfolio of multifamily properties. We believe that this Property will enhance our growing presence in the Orlando area and will permit us to further leverage the expertise of our management team in the Orlando area apartment market."

-more-

About NTS Realty Holdings Limited Partnership

The Company directly, as a tenant in common with unaffiliated co-owners, or as a majority joint venture partner with an affiliate, currently owns twenty-three properties comprised of fifteen multifamily properties, six office buildings and business centers and two retail properties. The properties are located in and around Louisville and Lexington, Kentucky, Nashville and Cordova, Tennessee, Richmond, Virginia, Fort Lauderdale and Orlando, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the NYSE Amex platform under the trading symbol of "NLP."

Forward Looking Statements

This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 29, 2010, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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